SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 22, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI selected by the Housing Trust Fund Corporation of New York

• CGI becomes largest HUD processor in the United States

New York, New York, November 22, 2005 – The Housing Trust Fund Corporation of New York, a division of Housing and Community Renewal, selected CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB) for an up to five-year business process services contract valued at US$44 million to serve the United States Department of Housing and Urban Development (HUD). CGI now is responsible for the administration of more than 76,000 housing units within the state of New York and more than 214,000 across the United States, making it the largest HUD processor of its kind in the U.S.

Under the direction of the Housing Trust Fund Corporation, CGI will manage all functions pertaining to contract administration and payment services for site-based multi-family housing assistance payments (HAP) in the State of New York. These functions are currently all under operation. The award is part of HUD’s 2020 reform plan, under which it contracts with qualified housing authorities nationally to administer HAP contracts.

“Our top priority is to serve New Yorkers that need access to Section 8 housing across our state,” said Judith Calogero, Commissioner of the New York State Division of Housing and Community Renewal and Chair of the Housing Trust Fund. “We look forward to working with CGI and their team of skilled professionals in helping to achieve our goals.”

George Pilla, vice president of government services and solutions for CGI said, “We are thrilled to have signed a contract with the State of New York, our fifth HUD win. Given the size and scope of the work we will be doing for New York, we will be hiring some 75 Business Process Services and IT professionals within the state of New York. We look forward to working with our new client and helping them to support their mission of preserving affordable housing.”

About the Housing Trust Fund Corporation of New York

The New York State Housing Trust Fund Corporation (HTFC) is a NYS public benefit corporation. In December 2000, HTFC entered into an Annual Contributions Contract (ACC) with the U.S. Department of Housing and Urban Development (HUD) to provide Project-Based Section 8 Contract Administration (PBCA) services. The HTFC portfolio currently consists of 841 contracts covering 76,000 units of Section 8 project-based assistance. HTFC works with HUD’s two Multifamily Housing Hubs in New York State, one in New York City and the other in Buffalo.

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annual revenue is currently CDN$3.7 billion (US$3.0 billion) and at September 30, 2005, CGI’s order backlog was CDN$12.9 billion (US$11.1 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Housing Trust Fund Corporation of New York

Jacqueline Robotti, project director, (518) 402 -7374

CGI

Investor relations

Lorne Gorber, vice-president, investor relations, (514) 841-3355

Ronald White, director, investor relations, (514) 841-3230

Media relations

Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: November 22, 2005	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary